Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet

July 20, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	0.450% Diversity and Inclusion Medium-Term Notes, Series B due July 22, 2022
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (negative outlook)
S&P Global Ratings: A+ (negative outlook)
Fitch Ratings: A+ (negative outlook)
CUSIP/ISIN:	89236THD0 / US89236THD00
Pricing Date:	July 20, 2020
Settlement Date:

July 23, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	July 22, 2022
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 0.125% due June 30, 2022
Treasury Yield:	0.151%
Spread to Treasury:	+33 basis points
Price to Public:	99.938%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.788% / $748,410,000
Coupon:	0.450% per annum
Yield:	0.481%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each January 22 and July 22, beginning on January 22, 2021 and ending on the Maturity Date (short first coupon)
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Blaylock Van, LLC CastleOak Securities, L.P. Citigroup Global Markets Inc. Great Pacific Securities Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC Loop Capital Markets LLC MFR Securities, Inc. Multi-Bank Securities, Inc.
DTC Number:	#274

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the related prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the related prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Blaylock Van, LLC toll-free at 1-877-878-4113, CastleOak Securities, L.P. toll-free at 1-800-955-6332, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Great Pacific Securities toll-free at 1-800-284-4804, Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086 and Siebert Williams Shank & Co., LLC toll-free at 1-800-334-6800.

IMPORTANT - EEA AND U.K. RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation. This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

EEA and the U.K.

Each of the Joint Book-Running Managers and Co-Managers represents, warrants and agrees that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to any retail investor in the EEA or in the U.K. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Singapore

This term sheet and the related prospectus supplement and prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (“SFA”). Accordingly, each Joint Book-Running Manager and Co-Manager has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this term sheet, the related prospectus supplement and prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of the Issuer’s obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this term sheet, the related prospectus supplement, prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this term sheet nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

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